King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

November 6, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention:  H. Roger Schwall

Re:      Transocean Ltd.

Registration Statement on Form S-4

Filed October 4, 2017

File No. 333-220791

Preliminary Proxy Statement on Schedule 14A

Filed October 4, 2017

File No. 0-53533

Dear Mr. Schwall:

On behalf of our client, Transocean Ltd. (the “Company”), we are transmitting via EDGAR with this letter, for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 to the above referenced Registration Statement on Form S-4 (the “Revised S-4”) and a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement” and, with the Revised S-4, the “Revised Filings”) of the above referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). This letter together with the changes reflected in the Revised Filings respond to the Staff’s comments contained in its letter dated October 30, 2017. The Revised Filings also include other changes that are intended to update and clarify the information contained therein.  In particular, the Revised Filings incorporate by reference the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 and updated corresponding financial and operating information in the Revised Filings.  The Company expects to file a subsequent amendment to each of the Revised Filings that will include updated financial and operating information for Songa Offshore for the quarter ended September 30, 2017 as soon as such information is available.

For your convenience, this letter sets forth in italics each of the Staff’s comments before each response is given. All references, page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions contained in the Revised S-4. All capitalized terms used in this letter but otherwise not defined herein have the meanings ascribed to such terms in the Revised S-4. As noted in our response to Comment 30, corresponding revisions have been made in the Revised Proxy Statement, as applicable.

Securities and Exchange Commission

November 6, 2017

Registration Statement on Form S-4

General

1.          Please provide disclosure regarding the approval status of the offer document and prospectus submitted to the Financial Supervisory Authority of Norway and the Oslo Stock Exchange.

The Company acknowledges the Staff’s comment and respectfully directs the Staff to page Alt-3 of the Revised S-4, which includes a statement regarding review and approval by the Norwegian Financial Supervisory Authority (“Norwegian FSA”) and the Oslo Stock Exchange of the offer document prepared in accordance with the requirements of the Norwegian Securities Trading Act (the “Offer Document”).  Neither the Norwegian FSA nor the Oslo Stock Exchange has reviewed or will review the prospectus included as part of the Revised S-4 separate from their review of the Offer Document prepared under Norwegian law.

The Company initially submitted the Offer Document to the Norwegian FSA and the Oslo Stock Exchange on September 11, 2017. The Norwegian FSA and the Oslo Stock Exchange provided comments to the Company and the Company addressed them. The Company expects to file its fourth submission of the Offer Document with the Norwegian FSA and a second  submission of the Offer Document with the Oslo Stock Exchange simultaneously with the filing of the Revised Filings. Following the filing of the fourth submission of the Offer Document, the Norwegian FSA will have up to five business days to approve or provide further comments on the Offer Document. The Oslo Stock Exchange is expected to provide a second round of comments (if any) on or about the same time as the Norwegian FSA.

2.          We note that the first Offer condition listed on page 69 of the prospectus is that Transocean will own at least 90% of the total share capital of Songa Offshore at the completion of the Offer.  Given this 90% minimum tender condition, why do you discuss throughout the Offer materials the possibility that Transocean will own less than the 90% minimum required to conduct a compulsory acquisition to squeeze out remaining Songa shares after this Offer?

While we know that this Offer condition may be waived or reduced, we would view this as a material change in the terms of the Offer, requiring dissemination of revised disclosure about the waiver and the impact on the combined entity after the Offer. Therefore, explain in your response letter, with a view to possible revised disclosure, why you discuss second-step transactions such as a mandatory offer, which would occur at ownership levels below 90%. Where you do so, the Offer materials should be revised to note that such a second-step transaction would occur only if you waive or reduce the 90% minimum tender condition.  In addition, confirm your understanding

Securities and Exchange Commission

November 6, 2017

in your response letter that waiver or reduction of the minimum tender condition may require extension of the offer and dissemination of revised offer materials.

The Company confirms that any waiver or reduction of the 90% minimum tender condition may require extension of the Offer and dissemination of revised offer materials.  However, the Company believes that including disclosure regarding a possible mandatory offer is helpful for investors in (i) understanding the entire regulatory framework governing the Offer and potential consequences of completion of the Offer from a Norwegian and Cypriot perspective and (ii) promptly making a decision with regard to the Offer in the event that the minimum tender condition is waived, including in situations where extension and dissemination of revised offer materials is not required as a result of the waiver.

3.          Refer to our last comment above.  To the extent that the terms of the parties’ agreement do not permit the bidder to reduce the minimum tender condition below 63%, consider revising the Offer materials to address the combined entities at this level of acceptance or at the 76.6% acceptance level which would appear to be guaranteed by the irrevocable undertakings to tender that have been provided to Transocean by Songa shareholders.

The Company acknowledges the Staff’s comment but believes its existing disclosure is helpful to investors as described in response to Comment 2 above. In the event the Company waives the minimum tender condition, the Company acknowledges that it may be required to disseminate revised offer materials that address a lower acceptance level than currently contemplated in the existing disclosures contained in the Revised S-4.

4.          Revise generally to include a section(s) in the prospectus discussing your plans for and ability to integrate Songa at an acceptance level below the 90% minimum needed to affect  a compulsory acquisition.    Your expanded discussion should address in particular any limitations on your ability to squeeze out remaining Songa shareholders at levels below 90% that may be presented by applicable foreign law. While we note that you are required to conduct  a second-step mandatory offer under certain circumstances, there are likely to be hold-out Songa shareholders in any tender offer. If your ability to eliminate these remaining target shareholders at levels below 90% is limited, this should be fully explained, from the perspective of both remaining holders and shareholders who tender into the Offer and are interested in your ability to integrate the two companies.    Any rights of remaining hold-out Songa shareholders, such as the ability to receive dividends and participate in corporate governance matters, should be fully explained, including in the Question and Answer section of the prospectus.

Securities and Exchange Commission

November 6, 2017

The Company has revised the disclosure on pages 5-6 and 83 of the Revised S-4 in response to the Staff’s comment.

Questions and Answers, page  1

What Will Songa Offshore Shareholders Receive, page 1

5.          Please revise your disclosure to discuss the exchange rights of the Exchangeable Bonds or include a cross-reference to the applicable section in the prospectus.

The Company has revised the disclosure on page 2 of the Revised S-4 to include a cross-reference to “Description of Transocean Exchangeable Bonds—Exchange Rights.”

6.          Quantify the value of the Offer consideration as compared to the recent trading price for Songa Offshore shares.

The Company has revised the disclosure on page 2 of the Revised S-4 in response to the Staff’s comment.

What are the most significant conditions to the Offer?, page  3

7.         Briefly summarize the most significant offer conditions here, rather than simply stating that the Offer is subject to conditions.

The Company has revised the disclosure on pages 3-4 of the Revised S-4 in response to the Staff’s comment.

When do you expect the Offer to be completed and when will the Offer Consideration be paid?, page 3

8.          We note the disclosure that payment for tendered shares will be made within 15 business days after the announcement that all Offer conditions have been satisfied or waived. So that tendering shareholders have a clear understanding of when they will be paid, revise to clarify when this announcement would occur with reference to the expiration of the Offer.  For example, will it occur by the next business day, as would be required in a domestic tender offer? Will it occur before the expiration of the Offer, as sometimes is required under foreign law?

The Company has revised the disclosure on pages 4 and 77 of the Revised S-4 in response to the Staff’s comment.

The Revised S-4 clarifies the Company’s expectation that the disclosure of the results of the Offer will be made no later than the next business day.

Securities and Exchange Commission

November 6, 2017

9.          See our last comment above. As you are aware, Rule 14d-1(d)(2)(iv) provides an accommodation for prompt payment of tendered shares where it is made “in accordance with the requirements of the home jurisdiction law or practice.” In your response letter, confirm that the 15-business day period you describe meets this requirement and tell us what law governs here (Cyprus or Norwegian).

The Company confirms that Norwegian law governs the payment period for Songa Shares tendered in the Offer and that payment for all Songa Shares tendered in the Offer will be made within the accommodation period provided by Rule  14d-1(d)(2)(iv). The Company has also revised the disclosure on page 4 of the Revised S-4 to disclose its expectation that it will pay for all Songa Shares tendered in the Offer within five business days following completion of the Offer Period.

10.        See Rule 14e-1(c). Expand the disclosure in the last sentence of this section to state when tendered shares will be returned if the Offer is not consummated.

The Company has revised the disclosure on page 4 of the Revised S-4 in response to the Staff’s comment.

How will Songa Shares be affected in the Event of a Squeeze-Out?, page  4

11.        Where you discuss the possible mandatory offer for Songa shares remaining after the Offer, state whether the form of the consideration to be offered in this second-step transactions would be the same as in this Offer. With reference to the six-month look back with respect to the required consideration in a mandatory offer, state whether this would yield a higher price than in the current Offer.

The consideration in a mandatory offer must include a cash alternative, but is not required to consist of Consideration Shares and/or Exchangeable Bonds. The Company has revised the disclosure on page 82 of the Revised S-4 accordingly in response to the Staff’s comment.

With reference to the six-month look back with respect to the required consideration in a mandatory offer, the extent to which this can yield a higher price than in the current Offer is explained on page 82 of the Revised S-4. The offer price in a subsequent mandatory offer will be equal to the value of the consideration (unless the consideration is increased), and the method applied to calculate the value of the Consideration Shares and Exchangeable Bonds has been described. This may or may not yield a higher price than the value of the cash alternative in the current Offer, being NOK 47.50 per Songa Share.

As is further stated on page 82 of the Revised S-4, neither Transocean nor its affiliates have acquired or (other than the conditional pre-acceptances of the Offer) agreed to acquire Songa Shares in the six-month period.

Securities and Exchange Commission

November 6, 2017

Are Appraisal Rights available in the Combination?, page  4

12.        Summarize how appraisal rights will work here, including when they must be perfected by non-tendering holders and how and by whom fair value will be determined.

There are no appraisal rights comparable to those under state law in the United States relevant to the Offer under Norwegian or Cyprus law. In the event of a squeeze-out, Cyprus law does provide for certain rights for minority shareholders to challenge the proposed purchase price in court.

The Company has revised the disclosure on pages 6 and 193-194 of the Revised S-4 in response to the Staff’s comment.

What Percentage of Transocean Shares Will Former Holders, page 6

13.        We note you disclose here that existing Transocean shareholders will be diluted by up to 71.9% as a consequence of the Offer and issuance of the Consideration Shares. However, you disclose on pages 89 and 138 that existing Transocean shareholders will be diluted by up to 28.1%.  Please advise or revise.

The Company has revised the disclosure on page 8 of the Revised S-4 in response to the Staff’s comment.

Does Songa Support the Offer and the Combination?, page 7

14.       We note the disclosure that Songa has engaged ABG Sundal Collier ASA (“Sundal”) as an independent advisor to evaluate and issue a statement on the Offer and that the statement will be filed by Transocean with the SEC. Please provide the disclosure required by Item 1015 of Regulation M-A with respect to Sundal and the report when it is issued. See Item 4(b) of Form S-4.

The Company acknowledges the Staff’s comment and agrees that the disclosure required by Item 1015(b) of Regulation M-A is required to be included in the Registration Statement.  The Company will provide a draft of the Item 1015(b) disclosures and Annex C to the Staff by supplemental letter pursuant to 17 C.F.R. § 230.418 under separate cover.  As discussed with the Staff, in a subsequent amendment to the Registration Statement, the Company will include the Independent Statement required by Section 6-16 of the Norwegian Securities Trading Act (as Annex C to the Prospectus) as well as the disclosure required by Item 1015(b).

15.       In your response letter, tell us when the statement by Sundal will be issued (with reference to the expiration of the Offer). We note the disclosure on page 79 of the

Securities and Exchange Commission

November 6, 2017

prospectus that Norwegian law requires Songa to announce its view no later than one week before expiration of the Offer; however, as you are aware, Rule 14e-2(a) requires the target company in a tender offer to express a position with respect to the offer within ten business days of commencement.  Since the Sundal statement will presumably form a part of the basis for Songa’s position with respect to this Offer, shareholders need time to receive information about the statement and Sundal pursuant to our comment above.

The Company acknowledges the Staff’s comment.  The Company expects that concurrently with the commencement of the Offer, the Songa board of directors will issue the board statement and Sundal will issue the Independent Statement referenced above in our response to Comment 14.  The Company will provide a draft of the form of board statement to the Staff by supplemental letter pursuant to 17 CFR § 230.418 under separate cover.  The Company will also include the form of board statement as Annex D to the Prospectus and the form of Independent Statement to be issued by Sundal as Annex C to the Prospectus.  As discussed with the Staff, Annex C and Annex D will be provided in a subsequent amendment to the Registration Statement.

Summary, page 8

The Combination, page 8

16.        Briefly describe how quickly the compulsory acquisition could be effected if Transocean acquires the requisite percentage of Songa to complete this type of second-step transaction.

The Company has revised the disclosure on page 10 of the Revised S-4 in response to the Staff’s comment.

17.        In this section or in an appropriate Q&A, state how many shares (as a percentage) must be tendered in the Offer for Transocean to able to complete a compulsory acquisition of any remaining outstanding Songa shares, given the significant  percentage of Songa shares for which Transocean has received irrevocable undertakings to tender.

The Company has revised the language added to the Q&A section “Have any Songa Offshore Shareholders Committed to Tender Their Shares in the Offer?” on page 5 of the Revised S-4 in response to the Staff’s comment.

Securities and Exchange Commission

November 6, 2017

Material Interests of Songa Offshore’s Board, page 15

18.       Please clarify that Mr. Mohn is the Perestroika designee.

The Company has revised the disclosure on page 17 of the Revised S-4 in response to the Staff’s comment.

Risk Factors, page 29

Risks Related to the Shares, page 49

General

19.        Please add  a risk factor in this section to discuss and quantify the dilutive impact to Transocean’s existing shareholders of the share issuance in connection with the Offer and the Consideration Shares.

The Company has revised the disclosure on page 52 of the Revised S-4 in response to the Staff’s comment.

Terms of the Offer – Conditions for Completion of the Offer, page 69

20.        Revise to clarify that all Offer conditions, other than regulatory approvals needed to complete the Offer, must be satisfied or waived as of the expiration of the Offer.

The Company’s position is that all Offer conditions must be satisfied or waived as of the expiration of the Offer in accordance with the terms of the Transaction Agreement.

The Company has revised the disclosure on page 72 of the Revised S-4 in response to the Staff’s comment.

21.        Refer to the second Offer condition listed in this section.  All Offer conditions should be clearly outlined, such that shareholders can determine the terms of the Offer. Please revise to clarify whether the conditions to the regulatory approvals received in connection with the Offer must be insignificant, or whether any applicable regulatory approval itself could be deemed insignificant, such that the Offer could be completed without such approval being obtained.

The Company has revised the disclosure on page 71 of the Revised S-4 in response to the Staff’s comment.

22.       See our last comment above.  To the extent that Transocean determines that a specific regulatory approval is not deemed material or if obtained, the conditions on such approval are not determined to be material within the meaning of subconditions (i)

Securities and Exchange Commission

November 6, 2017

and (ii), this may constitute a material change in the terms of the Offer, which may require dissemination of revised Offer materials and an extension of the Offer. Please confirm your understanding in your response letter.

The Company acknowledges the Staff’s comment and confirms that if it waives the regulatory approvals condition as a result of the failure to obtain any material regulatory approval required to be obtained in connection with the Combination or by permitting any material condition to be imposed as a result of any regulatory approval to be obtained in connection with the Combination, the Company may be required to disseminate revised offer materials and extend the Offer.  As drafted and clarified in the Revised S-4, the regulatory approvals condition contemplates that all regulatory approvals will be obtained without the imposition of any conditions, other than any conditions that are clearly insignificant in the context of (i) the Company’s existing business operations in Norway or (ii) the expected benefits to the Company of the Combination.  However, the Company does not believe that the acceptance of any approval or clearance that imposes a clearly insignificant condition would require the dissemination of revised offer materials or an extension of the Offer.  As of the date hereof, the Company believes that all governmental, regulatory or other official approvals and clearances necessary for completion of the Offer have been obtained other than the review and clearance of the offering materials, including the Registration Statement and Proxy Statement, by the U.S. Securities and Exchange Commission, the Norwegian FSA, the Oslo Stock Exchange and the Cypriot Securities and Exchange Commission, as applicable. We expect to obtain all such clearances in advance of commencing the Offer and mailing the Proxy Statement.

Additional Information, page 78

Choice of Law and Legal Venue, page 81

23.        Please update your disclosures in this section to specifically address the applicability of New York law to the indenture and the Exchangeable Bonds.

The Company has revised the disclosure on page 84 of the Revised S-4 in response to the Staff’s comment.

24.        Clarify your authority for requiring shareholders of Songa who participate in this Offer to waive the protections of the U.S. securities laws which apply to the Offer, or revise.

The Company has revised the disclosure on page 84 of the Revised S-4 in response to the Staff’s comment.

Securities and Exchange Commission

November 6, 2017

The Combination, page 83

Background and Reasons for the Combination, page 83

Background of the Combination, page 83

25.        Please expand your disclosure to discuss how the valuation of Songa Offshore and the combination was determined, including the reasons for and negotiations behind decisions regarding such valuation.  In that regard, we note various references here and elsewhere in the filing to “potential synergies” related to this transaction.  In addition, please revise your disclosure to clarify the role of the financial advisors, including when they were engaged and the scope of their engagement. We note the financial advisors participated in various meetings at which the valuation of Songa Offshore and the combination were discussed.

The Company has revised the disclosure on pages 85-93 of the Revised S-4 in response to the Staff’s comment.

26.        Please describe the “strategic opportunities” considered by Transocean at the February 10, April 10, May 12 and May 16 meetings and explain the advantages and disadvantages of any opportunities considered.  In this regard, we note your disclose on page 91 that Transocean’s board considered the “analysis of conditions in the industry and the strategic acquisition opportunities available to Transocean” as a positive factor supporting the consideration and combination.

The Company has revised the disclosure on pages 85-87 of the Revised S-4 in response to the Staff’s comment.

27.        Please disclose how and why Transocean determined to issue a 50/50 mix of shares and Exchangeable Bonds.

The Company has revised the disclosure on page 88 of the Revised S-4 in response to the Staff’s comment.

The Transaction Agreement, page 96

28.        We note your disclosure that investors should not rely on the representations, warranties or covenants in the transaction agreement or any descriptions thereof as characterizations of the actual state of facts or condition of Transocean, TINC, Songa Offshore or any of their respective subsidiaries or affiliates.  Disclosure with respect to an agreement’s representations, warranties, and covenants (whether through incorporation by reference or direct inclusion) constitutes disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into

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November 6, 2017

context so that such information is not misleading.  Please revise your disclosure to remove the implication that the transaction agreement and summary do not constitute public disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required under federal securities laws.

The Company has revised the disclosure on page 100 of the Revised S-4 in response to the Staff’s comment. The Company will provide additional disclosure in our public reports to the extent that we become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreements. The Company will update such disclosure as required under federal securities laws.

Annex C  –Statement By The Board of Directors of Songa Offshore SE

Industry and Market Overview, Alt 34

29.        Please supplementally provide us with highlighted copies of the materials referenced in this section that served as the basis for these assertions regarding global offshore activity, including materials prepared by Clarkson Research. Please also confirm that such materials were not specifically commissioned by you.

In response to the Staff’s comment, the Company will send a supplemental letter pursuant to 17 C.F.R. § 230.418 under separate cover enclosing each of the Clarkson Research studies that serve as the basis for the Company’s assertions regarding its global offshore activity (the “Supplemental Information”).  The Supplemental Information was not specifically commissioned by the Company.

Preliminary Proxy Statement on Schedule 14A

30.       Please confirm that you will amend the proxy statement as appropriate, to reflect your responses to our comments on the Registration Statement on Form S-4.

The Company confirms it has amended the Revised Proxy Statement, as applicable, to reflect its responses to the Staff’s comments on the Revised S-4.

*      *      *      *

Securities and Exchange Commission

November 6, 2017

If we can be of any assistance in explaining these responses or the changes in the Revised Drafts, please contact me (telephone: (404) 572-3517; email: ktownsend@kslaw.com), Alana Griffin (telephone: (404) 572-2450; email: agriffin@kslaw.com) or Zach Cochran (telephone: (404) 572-2874; email: zcochran@kslaw.com).

Very truly yours,

/s/ Keith M. Townsend

Keith M. Townsend

cc:	Jerard Gibson
Karina Dorin
Christina E. Chalk
(Securities and Exchange Commission)

Brady K. Long
Daniel Ro-Trock
(Transocean Ltd.)

Alana L. Griffin
Zachary L. Cochran
(King & Spalding LLP)